UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                           MIDWAY AIRLINES CORPORATION
                     --------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                   598126 10 0
                     ---------------------------------------
                                 (CUSIP Number)


                            James H. Goodnight, Ph.D.
                               SAS Institute, Inc.
                                SAS CAMPUS DRIVE
                           CARY, NORTH CAROLINA 27513
                             TEL. NO. (919) 677-8000
     ----------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                DECEMBER 17, 1999
                    -----------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this

575964.2

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schedule because of ss.ss. 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

    James H. Goodnight, Ph.D.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

      (a)   /   /

      (b) /X/

3   SEC USE ONLY


4   SOURCE OF FUNDS

     PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS     2(d) OR 2(e)   / /



575964.2

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

NUMBER OF             (7)    SOLE VOTING POWER
SHARES                       2,745,274
BENEFICIALLY
OWNED BY              (8)    SHARED VOTING POWER
EACH                         1,333,418 (if shared power included)
REPORTING
PERSON                (9)    SOLE DISPOSITIVE POWER
WITH                         2,745,274

                      (10)   SHARED DISPOSITIVE POWER
                             1,333,418 (if shared power included)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,745,274 (4,078,692 if shared power included)


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions)  / /


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.9% (47.4% if shared power included)


14  TYPE OF REPORTING PERSON

      IN





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                                  SCHEDULE 13D
                                       OF
                            JAMES H. GOODNIGHT, PH.D.


ITEM 1:  SECURITY AND ISSUER.

         This Schedule 13D relates to the Common Stock (the "Common Stock") of Midway Airlines Corporation, a Delaware corporation (the "Company"), whose principal executive offices are located at 2801 Slater Road, Suite 200, Morrisville, NC 27560.

ITEM 2:  IDENTITY AND BACKGROUND.

         The person filing this Schedule 13D is James H. Goodnight, Ph.D., whose business address is SAS Campus Drive, Cary, North Carolina 27513.

ITEM 4:  PURPOSE OF TRANSACTION.

         On November 5, 1999, Dr. Goodnight and John P. Sall proposed to the Board of Directors of the Company a merger of the Company with a new entity to be formed by them. In the merger, shares of Common Stock not currently owned by Messrs. Goodnight and Sall would have been exchanged for cash at a price of $8.00 per share. Following rejection of the proposal by a Special Committee of the Company's Board of Directors appointed to consider the proposal, Messrs. Goodnight and Sall withdrew their merger proposal on December 17, 1999.

         In the future, Messrs. Goodnight and Sall may elect to buy additional shares of Common Stock from time to time or at any time in brokerage transactions on the open market or in privately negotiated transactions, if appropriate opportunities to do so are available, on such terms as they consider desirable, depending on their continuing assessment of certain factors, including, without limitation: the Company's business, financial condition, results of operations and prospects; changes in the laws and regulations of the United States and the various states concerning or affecting airlines generally and the Company specifically; other business and investment opportunities available; the prices at which shares of Common Stock are trading; general economic conditions; and stock market and money market conditions. They may act in conjunction with each other with respect to their respective investments in the Company and in deciding what future action either or both of them should undertake with respect to their interests.


ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER.

         As of the date hereof, Dr. Goodnight beneficially owns 2,745,274, or approximately 31.9%, of the shares of Common Stock outstanding, based on an aggregate of 8,602,395 shares outstanding. Dr. Goodnight has sole voting and dispositive power with respect to all of these shares.


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         As Messrs.  Goodnight and Sall may act in  conjunction  with each other with respect to their respective investments in the Company, Dr. Goodnight may, under rules and regulations of the Securities and Exchange Commission, be deemed to share voting and dispositive power as to the shares owned by Mr. Sall. In that case, Dr. Goodnight would own an aggregate of 4,078,692 shares of Common Stock, or 47.4% of the shares of Common Stock outstanding. Dr. Goodnight disclaims beneficial ownership of the shares of Common Stock owned by Mr. Sall.

                                    * * * * *

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 22, 1999                  /s/ James H. Goodnight
-----------------------        ----------------------------------------
Date                                   James H. Goodnight, Ph.D.










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